SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0007099541

Issuer Name

Prudential Public Limited Company

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

UBS Group AG-Investment Bank & Global Wealth Management

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Name	City of registered office	Country of registered office
UBS AG	London	United Kingdom

5. Date on which the threshold was crossed or reached

27-Mar-2026

6. Date on which Issuer notified

31-Mar-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.044417	0.110763	5.155180	130308903
Position of previous notification (if applicable)	4.988492	0.105874	5.094366

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007099541		127509087		5.044417
Sub Total 8.A	127509087		5.044417%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depositary Receipts (US74435K2042)		At any time	128758	0.005094
Right to recall on Depositary Receipts (US74435K2042)		At any time	316198	0.012509
Long Call Option	18/12/2026 - 18/06/2027		947000	0.037464
Sub Total 8.B1			1391956	0.055067%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Long Call Option	10/04/2026 - 29/05/2026		Cash	14314	0.000566
Short Put Option	19/06/2026 - 18/06/2027		Physical	1297000	0.051311
Equity Swaps	23/04/2026 - 26/03/2029		Cash	13005	0.000514
Swaps on Baskets	14/07/2027 - 30/09/2030		Cash	1155	0.000046
Reverse Convertible Bond	27/04/2026		Physical	82386	0.003259
Sub Total 8.B2				1407860	0.055696%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UBS Group AG (Chain 1)
UBS Group AG (Chain 1)	UBS AG	5.043519		5.141000%
UBS Group AG (Chain 2)
UBS Group AG (Chain 2)	UBS AG	5.043519		5.141000%
UBS Group AG (Chain 2)	UBS Switzerland AG
UBS Group AG (Chain 3)
UBS Group AG (Chain 3)	UBS AG	5.043519		5.141000%
UBS Group AG (Chain 3)	UBS Bank (Canada)
UBS Group AG (Chain 4)
UBS Group AG (Chain 4)	UBS AG	5.043519		5.141000%
UBS Group AG (Chain 4)	UBS Americas Holding LLC
UBS Group AG (Chain 4)	UBS Americas Inc.
UBS Group AG (Chain 4)	UBS Securities LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

31-Mar-2026

13. Place Of Completion

Zurich, Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 April 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas Clarkson

Thomas Clarkson
Company Secretary